Sit Mutual Funds

3300 IDS Center, 80 South Eighth Street

Minneapolis, MN 55402
612-332-5580

September 22, 2017

VIA EDGAR & FEDERAL EXPRESS

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Sit Large Cap Growth Fund, Inc.	File Nos. 2-75152 and 811-03343
	Sit Mid Cap Growth Fund, Inc. Sit Mutual Funds, Inc.	File Nos. 2-75151 and 811-03342
	Series A: Sit International Growth Fund	File Nos. 33-42101 and 811-06373
	Series B: Sit Balanced Fund	File Nos. 33-42101 and 811-06373
	Series C: Sit Developing Markets Growth Fund	File Nos. 33-42101 and 811-06373
	Series D: Sit Small Cap Growth Fund	File Nos. 33-42101 and 811-06373
	Series G: Sit Dividend Growth Fund	File Nos. 33-42101 and 811-06373
	Series H: Sit Global Dividend Growth Fund	File Nos. 33-42101 and 811-06373
	Series I: Sit Small Cap Dividend Growth Fund	File Nos. 33-42101 and 811-06373
	Series J: Sit ESG Growth Fund	File Nos. 33-42101 and 811-06373
(each, a “Registrant” and, collectively, the “Registrants”)

Dear Ms. O’Neal-Johnson:

This is correspondence in connection with the Post-Effective Amendment to the Registrants’ Registration Statement on Form N-1A filed on August 2, 2017. This correspondence is filed to reflect changes made in response to your comments provided to me via the telephone on September 19, 2017 and other changes. Such changes will be reflected in the upcoming Post-Effective Amendment to the Registrants’ Registration Statement that will be filed on September 25, 2017.

Your comments were limited to Part A of Form N-1A, the Prospectus. Our response to each of your comments is provided below.

Comment 1: Summary Information section of each Fund.

You asked that we include disclosure about investing in pooled vehicles, particularly if the Fund’s expense table includes an amount for Acquired Fund Fee and Expenses.

In response to your comment, we added the following disclosure to each Fund’s “Principal Investment Strategies” section:

The Fund may invest in open-end investment companies (mutual funds) and closed-end investment companies which invest in the same types of securities in which the Fund may invest directly.

We also added “Investment Company Risk” to each Fund’s “Principal Investment Risks” section and to page 49 in the section “Additional Information About the Funds,” sub-section “More on the Funds’ Risks”:

Deborah O’Neal-Johnson

September 22, 2017

Investment Company Risk: To the extent that the Fund invests in shares of another investment company, it will indirectly absorb its pro rata share of such investment company’s operation expenses, including investment advisory and administrative fees, which will reduce the Fund’s return in such investment relative to investment alternatives that do not include such expenses. In addition, the ability of the Fund to achieve its investment objective will partially depend upon the ability of the acquired fund to achieve its investment objective.

Comment 2: Summary Information section of each Fund.

You asked that we add disclosure to each Fund’s “Tax Information” section that states that withdrawals from a tax-deferred arrangement such as an IRAs may be taxable. In response to your comment, we have revised the “Tax Information” sections as follows (changes marked):

The Fund’s distributions are generally taxable to you as ordinary income or capital gains, or a combination of the two, unless you are investing through a tax-deferred arrangement such as a 401(k) plan or an individual retirement account which may be taxable upon withdrawal from the taxdeferred arrangement.

Comment 3: Summary Information. Fee Tables of Funds with fee waivers.

In the table describing the fees and expenses of the Fund, you asked that the word “voluntarily” be removed from footnote 1. Additionally, you asked that footnote 2 be deleted since the expenses are not restated, but simply presented net of the waiver.

In response to your comments, we have revised footnote 1 by removing the word “voluntarily” and deleted footnote 2 in the fee tables of the following five Funds: Sit Dividend Growth Fund, Sit Global Dividend Growth Fund, Sit ESG Growth Fund, Sit Small Cap Dividend Growth Fund, and Sit Developing Markets Growth Fund.

Comment 4: Summary Information for Sit Balanced Fund. Principal Investment Strategies section.

You asked whether the Balanced Fund will invest in foreign securities, and if not, add disclosure that the Balanced Fund will invest in U.S. companies. The Balanced Fund does not invest in foreign securities. We revised a sentence in its “Principal Investment Strategies” section as follows (changes marked):

The equity portion of the Fund’s portfolio is invested primarily in the common stocks of U.S. growth companies with a capitalization of $5 billion or more at the time of purchase.

Comment 5: Sit Balanced Fund.

You asked that we provide the percent that the Fund is invested in asset-backed securities and mortgagebacked securities in this correspondence. The Fund held 1.1% of its assets in asset-backed securities, 6.2% of its assets in mortgage-backed securities, and 5.6% of its assets in collateralized mortgage obligations as of June 30, 2017.

Deborah O’Neal-Johnson

September 22, 2017

Sit Balanced Fund: Schedule of Investments (6/30/17)
	Shares	Percent
Common Stocks	15,737,773	62.3
Asset-Backed Securities	267,093	1.1
Collateralized Mortgage Obligations	1,404,015	5.6
Corporate Bonds	4,212,365	16.7
Federal Home Loan Mortgage Corporation	305,668	1.2
Federal National Mortgage Association	680,199	2.7
Government National Mortgage Association	569,945	2.3
Taxable Municipal Securities	779,998	3.1
U.S. Treasury / Federal Agency Securities	172,695	0.7
Investment Companies	569,001	2.3
Short- Term Securities	456,926	1.8
Other Assets and Liabilities	86,003	0.3
Total	25,241,681	100%

Comment 6: Summary Information of Sit Balanced Fund. Principal Investment Strategies section.

You asked that we indicate the credit rating of the securities purchased. In response to your comment, we added following disclosure to the seventh paragraph in the Fund’s “Principal Investment Strategies” section:

The Fund invests in primarily investment grade fixed-income securities. Investment grade fixed-income securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser.

Comment 7: Summary Information of Sit Balanced Fund. Principal Investment Risks section.

You asked that we add a mid cap stock risk and a mortgage-backed securities risk to the Fund’s list of principal investment risks. In response to your comment, we added the following disclosure:

Mid Cap Stock Risk: Stocks of mid cap companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Mortgage-Backed Securities Risk: The value of the Fund’s mortgage-backed securities may be affected by factors including changes in interest rates, the market value of the underlying assets, and the creditworthiness of the issuer or entities that provide credit enhancements. Mortgage-backed securities are subject to prepayment risk, and the impact of prepayments on the value of mortgagebacked securities may be difficult to predict and may result in greater volatility.

We also added disclosure about asset-backed securities risk and mortgage-backed securities risk starting on page 49 in the section “Additional Information About the Funds,” sub-section “More on the Funds’ Risks,” sub-section “Risks that Apply Primarily to Sit Balanced Fund.”:

Risks that Apply Primarily to Sit Balanced Fund:

Asset-Backed Securities Risk: Asset-backed securities represent interests in, or are backed by, pools of receivables such as credit card, auto, student and home equity loans. Asset-backed securities can have a fixed or an adjustable rate. The value of the Fund’s asset-backed securities may be affected by factors including changes in interest rates, the market value of the underlying assets, and the creditworthiness of the issuer or entities that provide credit enhancements. Most asset-backed securities are subject to prepayment risk and the impact of prepayments on the value of asset-backed securities may be difficult to predict and may result in greater volatility.

Deborah O’Neal-Johnson

September 22, 2017

Mortgage-Backed Securities Risk: Mortgage-backed securities represent interests in, or are backed by, pools of mortgages from which payments of interest and principal (net of fees paid to the issuer or guarantor of the securities) are distributed to the holders of the mortgage-backed securities. Mortgage-backed securities can have a fixed or an adjustable rate. Payment of principal and interest on some mortgage-backed securities (but not the market value of the securities themselves) may be guaranteed by the full faith and credit of the U.S. Government (e.g. securities guaranteed by the Government National Mortgage Association (GNMA)) or by its agencies, authorities, enterprises or instrumentalities (e.g. securities guaranteed by the Federal National Mortgage Association (FNMA)) or the Federal Home Loan Mortgage Corporation (FHLMC) which are not insured or guaranteed by the U.S. Government. Mortgagebacked securities issued by non-governmental issuers may be supported by various credit enhancements such as private insurance and may entail greater risk than obligations guaranteed by the U.S. Government. The value of the Fund’s mortgage-backed securities may be affected by factors including changes in interest rates, the market value of the underlying assets, and the creditworthiness of the issuer or entities that provide credit enhancements. Mortgage-backed securities are subject to prepayment risk, and the impact of prepayments on the value of mortgage-backed securities may be difficult to predict and may result in greater volatility.

Comment 8: Summary Information of Sit Global Dividend Growth Fund. Principal Investment Strategies section.

You referred to SEC Release #24828 note 42, dated January 17, 2001, which states that Funds with global or international names are required to expressly describe how the Fund will invest in global stocks. You asked that we add such disclosure to the “Principal Investment Strategies” section of the Fund. This disclosure was present in the most recent filing. On page 14, the sixth paragraph in “Principal Investment Strategies” states:

The Fund diversifies its investments among a number of different countries throughout the world, but not fewer than three countries. Under normal market conditions, the Fund will invest significantly (at least 30% of its net assets) in companies outside the U.S.

Comment 9: Summary Information of Sit International Growth Fund. Principal Investment Strategies section.

You asked that we clarify the term “developing markets” by adding the language “emerging markets.” In response to your comment, on page 35 we revised the second sentence in the sixth paragraph of the Fund’s “Principal Investment Strategies” section as follows (changes marked):

Up to 50% of the Fund’s total assets may be invested in equity securities of small-to-medium-sized emerging growth companies in developed markets (such as Germany and Japan) and developing markets (also referred to as “emerging markets”) (such as Thailand and Brazil).

Deborah O’Neal-Johnson

September 22, 2017

Comment 10: Additional Information about the Funds. Methods to Fund Redemption Requests.

You referenced N-1A Item 11(c)(8), which states that if a fund provides for redemptions in-kind, there must be disclosure about how such a redemption in-kind would be achieved.

In response to your comment, the following disclosure was added to page 50, in the section “Methods to Fund Redemption Requests” (changes marked):

METHODS TO FUND REDEMPTION REQUESTS

The Funds typically expect to meet redemption requests using the Funds’ cash reserves and by selling portfolio assets. The Funds regularly use such methods. The Funds may also meet redemption requests using other methods including redemptions in-kind, and during stressed market conditions the Funds may meet redemption requests using their ability to borrow funds temporarily in emergency or extraordinary situations. In the unlikely event that a Fund does redeem shares in-kind, shareholders will likely have to pay brokerage commissions to sell the securities or other assets delivered to them as well as any taxes on any capital gains incurred upon sale, and the securities or other assets distributed to shareholders will continue to be subject to market risk until they are sold. The procedures utilized by a Fund to determine the securities to be distributed to redeeming shareholders will generally be based on a rounded pro rata distribution of the Fund’s securities.

Other changes made to the Registration Statement include the following:

•	The addition of “Cybersecurity Risk” to each Fund’s list of principal investment risks as well as an expanded discussion of cybersecurity risk on page 48 in the sub-section titled “More on the Funds’ Risks.”
•	The addition of Part C, Item 28, Exhibit (j): Consent of Independent Registered Public Accounting Firm. This Consent was unavailable at the time of the August 2, 2017 filing under Rule 485(a).
•	Correction of typographical errors and other non-material changes.

The Registrant hereby acknowledges the following:

The disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Registrant also represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that they will not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Deborah O’Neal-Johnson

September 22, 2017

I trust that this response has fully and satisfactorily addressed each of your comments. If you have any questions, please call me at 612-359-2536.

Sincerely,
/s/ Paul E. Rasmussen
Vice President